EXHIBIT 99.1

Certification of Bradford A. Mills, Chief Executive Officer

In connection with the Annual Report of Rio Algom Limited (the “Company”) on Form 40-F for the fiscal year ended June 30, 2002 (the “Report”), I, Bradford A. Mills, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 15, 2002

“Bradford A. Mills” Bradford A. Mills Chief Executive Officer